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October 6, 2005


VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attn: Mr. Jeffrey Werbitt

RE:      TB WOOD'S CORPORATION
         SCHEDULE TO-I AND SUBSEQUENT AMENDMENTS
         FILED AUGUST 9, 2005, SEPTEMBER 7, 2005,
         SEPTEMBER 21, 2005 AND SEPTEMBER 28, 2005
         FILE NO. 005-48279

Dear Mr. Werbitt:

         On behalf of TB Wood's Corporation (the "Company"), we respond to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in the letter dated October 3, 2005 regarding the Schedule TO-I and subsequent amendments filed by the Company on August 9, 2005, September 7, 2005, September 21, 2005 and September 28, 2005. For your convenience, the comments are included in this letter in boldface type and are followed by the applicable response. Attached to this letter is the written statement by the Company requested by the Staff's letter.

SCHEDULE TO
-----------

     1. WE NOTE THAT THIS DISCLOSURE ATTEMPTS TO INCORPORATE BY REFERENCE FINANCIAL INFORMATION THAT IS INCORPORATED BY REFERENCE INTO YOUR OFFER TO PURCHASE. PLEASE REVISE TO ELIMINATE THIS "DOUBLE INCORPORATION." SEE 12B-23(b) OF THE EXCHANGE ACT. ALSO, WE REMIND YOU THAT THE FINANCIAL INFORMATION YOU INCORPORATE BY REFERENCE SHOULD INCLUDE THE UNAUDITED INFORMATION REQUIRED BY ITEM 1010(a)(2) FOR THE MOST RECENT QUARTERLY REPORT FILED UNDER THE EXCHANGE ACT.

     The Company will amend its disclosure in Item 10 of Schedule TO to remove the double incorporation reference. In addition, the Company will incorporate by reference its most recently filed quarterly report on Form 10-Q filed with the Commission on September 28, 2005.

OFFER TO PURCHASE
-----------------

GENERAL
-------

     2. WE NOTE THAT IN AMENDMENT 3 TO THE SCHEDULE TO, YOU INCREASED THE NUMBER OF SHARES YOU ARE OFFERING TO PURCHASE IN THIS TENDER OFFER FROM 750,000 TO 1,500,000. IN THAT AMENDMENT, YOU MADE OTHER SIGNIFICANT CHANGES TO THE OFFER MATERIALS, INCLUDING TO THE PRO FORMA FINANCIAL DATA THAT YOU PRESENTED. PLEASE ADVISE HOW SUCH NEW INFORMATION WAS DISSEMINATED TO SHAREHOLDERS. IN THIS REGARD, WE NOTE THE PRESS RELEASE DATED SEPTEMBER 28, 2005 THAT IS INCLUDED AS EXHIBIT (a)(1)(M) TO AMENDMENT 3, BUT IT DOES NOT APPEAR TO COVER ALL OF THE INFORMATION DISCLOSED IN THE AMENDED OFFER MATERIALS. IN ADDITION, CONSIDER HOW YOU WILL DISSEMINATE THE REVISED OFFER MATERIALS RESULTING FORM THE FOLLOWING COMMENTS, AND FROM SUBSEQUENT DEVELOPMENTS, INCLUDING THE SATISFACTION OF THE FINANCING CONDITION TO THIS OFFER (SEE OUR COMMENT BELOW).


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United States Securities and Exchange Commission
Page 2


In the Company's press release disseminated in connection with the filing of Amendment No. 3 to Schedule TO, the Company disclosed that it was increasing the size of its offer, that Mr. Foley was intending to sell shares into the marketplace and that it was making certain other technical changes to the offer to purchase. The Company did not believe that the other changes to the Offer to Purchase were material in nature but directed its shareholders to the fact that certain other changes were made in its offer through this disclosure. In response to the Staff's comment, the Company will include in any subsequent dissemination information about the changes to the pro forma financial statements.

     3. DISCUSS THE APPLICABILITY OF REGULATION M TO THIS TENDER OFFER. SPECIFICALLY ADDRESS WHETHER THE SALE BY THOMAS FOLEY DURING THE OFFER WOULD BE A "DISTRIBUTION" AS DEFINED IN REGULATION M. WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING YOUR RESPONSE.

We do not believe that the disclosed potential sales by Mr. Foley constitute a "distribution" under Rule 102 of Regulation M for the following reasons:

1. No Distribution: For Rule 102 to apply, the publicly-disclosed sales of up to 50,000 shares pursuant to a Rule 10b5-1 plan by Mr. Foley would need to be an "offering of securities ... distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." (emphasis added) These sales, which to date we understand have been in an amount equal to 45,000 shares:

o have and will be made in accordance with Rule 144 and, in particular, in accordance with the Rule 144(f) "manner of sale" provisions which among other things require that the broker who is authorized to sell the shares pursuant to the Rule 10b5-1 plan not "solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transactions," and
o have and will be made pursuant to a Rule 10b5-1 plan which authorizes the broker, but not Mr. Foley, to sell the shares at such time and at such price (above a minimum price of $6.00 per share) as the broker shall determine.

As the Commission has previously indicated in Exchange Act Release No. 33924, activities indicative of "special selling efforts and selling methods" of the type contemplated by Rule 102 include: above average sales compensation arrangements, delivery of sales documentation such as a prospectus and/or "road show" activities. Significantly, none of these types of "active" marketing stimuli and activities are present in these sales made and expected to be made on behalf of Mr. Foley. See also Meridith B. Cross, Resale of Securities under the Securities Act: Practice Points and Source Materials (PLI 1998) ("In 1975, the staff took the position that sales of securities pursuant to Rule 144 will not be treated as distributions for purpose of Rule 10b-6.") (citing General Electric Company (April 21, 1975)). In addition, Mr. Foley frequently sells these amounts of shares of the Company in accordance with Rule 144 and, accordingly, based on the above we believe this should be viewed as an "ordinary trading" transaction. As described further below, for tax reasons Mr. Foley has disclosed to the Company that he prefers to sell his shares to third parties rather than directly to the Company.

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United States Securities and Exchange Commission
Page 3

2. No Affiliated Purchaser: Given that we do not believe any "distribution" of the type contemplated by Rule 102 is present, we do not believe that the Company should be considered an "affiliated purchaser" for purposes of the Rule. Even assuming that a "distribution" is found to exist, we do not believe that the Company should be considered such an "affiliated purchaser" because the Company did not act "in concert" (as those terms are used in clause (1) of the definition of "affiliated purchaser") with Mr. Foley in connection with his recent sales under Rule 144 sales and the Company is not a person whose "purchases are controlled" (as those terms are used in clause (2) of the definition of "affiliated purchaser") by Mr. Foley under the self-tender. By way of background:

o The Company commenced its self-tender on August 9, 2005 for up to 750,000 shares of its Common Stock.
o During September 2005, the Company extended the expiration date to ensure that the self-tender would not be consummated until the Company had completed its review of certain accounting treatments for its benefits plans as a result of a comment letter received from the Staff in the second quarter of 2005. Ultimately, after extended discussions with the Commission and FASB, no restatement was determined to be required under GAAP.
o On September 21, 2005, the Company issued a press release indicating that it was considering increasing the number of shares it sought in the self tender to as much as the number of shares that had been tendered to date and also publicly disclosed that based on a preliminary count by the depositary, approximately 970,100 shares were tendered at a price at or below $7.25 and approximately 594,900 shares were tendered at $7.50 per share.
o On September 28, 2005, the Company increased the number of shares sought in the self-tender to 1,500,000. This was based upon a decision of the Company's Board of Directors to accommodate almost all of the shares that had been tendered to date and, if then consummated, would have resulted in a price in the modified Dutch tender auction at the top end of the $5.00 to $7.50 price range.
o In response to the Board's decision to double the size of the self-tender which would have increased Mr. Foley's percentage ownership of the outstanding (but not fully-diluted) shares above 50%, Mr. Foley disclosed to the Board that he wished to keep his percentage ownership on a primary basis below 50% and would seek to sell up to 50,000 shares to enable him to do so.
o Mr. Foley further disclosed to the Board that, for tax reasons, he preferred to sell his shares in the open market rather than directly to the Company, even though this would likely result in a lower pre-tax sales price as opposed to the anticipated $7.50 sales price in the self-tender.
o In the press release announcing the increase in the size of the self-tender, as required by Items 1004 and 1008 of Regulation M-A, the Company disclosed that "none of the Company's directors or executive officers intend to tender any of their own shares in the offer; however, Thomas C. Foley, one of the Company's directors and largest shareholder, has informed the Company that he may sell up to 50,000 shares into the marketplace prior to the expiration of the tender offer."

Significantly, the Company's self-tender is not in any way conditioned on whether or not Mr. Foley is able to sell any of his shares as he indicated he wished to do at the time the Company determined to double the size of the self-tender. Based upon the foregoing, we do no believe that the Company should be viewed as an "affiliated purchaser" under these circumstances as the decision of the Board of the Directors to increase the size of the self-tender was made without regard to whether or not Mr. Foley was able to complete sales of up to 50,000 of his shares of Common Stock.

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United States Securities and Exchange Commission
Page 4


     3. Anticipated Self-Tender Terms: Since the Company announced that it was increasing the size of the tender offer and Mr. Foley would seek to sell up to 50,000 of his shares, there has not been any material change in the number of shares tendered nor has the Company received notice of any parties seeking to withdraw shares previously tendered. Based upon the submission of tenders that the Company has received, the Company still expects that it will purchase approximately 1,500,000 shares at the highest end of the range ($7.50), with only a small amount of expected proration, and the Company does not believe that Mr. Foley's sale of shares has or will affect in any meaningful way the number of shares tendered to the Company, the level of proration or the price which the Company ultimately will pay to shareholders.


     4. SEE THE LAST COMMENT ABOVE. BRIEFLY DISCUSS THE CIRCUMSTANCES SURROUNDING MR. FOLEY'S PLANS TO SELL 50,000 SHARES DURING THE OFFER PERIOD (TO THE EXTENT THEY ARE KNOWN TO YOU). THAT IS, IT SEEMS UNUSUAL THAT IF MR. FOLEY WANTED TO SELL HIS SHARES WHILE THE OFFER WAS PENDING, THAT HE WOULDN'T TENDER THEM INTO THE OFFER. TO THE EXTENT HIS SALES ARE BEING MADE THROUGH CONSULTATIONS OR ARRANGEMENTS WITH TB WOODS, THIS SHOULD BE DISCLOSED. IN ADDITION, DISCUSS WHETHER MR. FOLEY, AS DIRECTOR OF THE COMPANY, WILL HAVE ACCESS TO INFORMATION ABOUT THE POTENTIAL FINAL OFFER PRICE IN THIS MODIFIED DUTCH AUCTION TENDER OFFER.

See the Company's response to comment 3 above. In addition, because Mr. Foley holds such a large number of shares of Company common stock, he would incur disadvantageous tax treatment by tendering shares into the offer. The Company's directors and officers were also restricted by the Company's senior lender from directly tendering shares in the offer but not from selling shares in the open market. As his shares are being sold pursuant to a Rule 10b5-1 Plan, none of Mr. Foley's share sales are being made in consultation with the Company. Finally, it is not expected that Mr. Foley would have access to any information about the final offer price that has not previously been disclosed to the public. In the Company's press release dated September 21, 2005, it disclosed the number of shares tendered and the price at which such shares have been tendered which provided that based upon the submission of tenders received to date by the Company, it would expect to purchase approximately 1,500,000 shares at the highest end of the tender offer range ($7.50).

9. SOURCE AND AMOUNT OF FUNDS
-----------------------------

     5. CONFIRM TO US THAT WHEN THE FINANCING IS COMPLETE, YOU WILL AMEND THE SCHEDULE TO TO INCLUDE THE DEFINITIVE TERMS OF AND CONDITIONS (INCLUDING THE SPECIFIC FINANCIAL COVENANTS) TO THE FINANCING PURSUANT TO ITEM 1007(b) AND (d) OF REGULATION M-A AND FILE ANY RELEVANT AGREEMENTS AS EXHIBITS IN ACCORDANCE WITH ITEM 1016(b) OF REGULATION M-A. ALSO, TO THE EXTENT THAT TB WOOD'S HAS RECEIVED A PORTION OF THE FUNDS FROM AE (I.E. THE ORIGINAL $10 MILLION), PLEASE REVISE YOUR SCHEDULE TO ACCORDINGLY.

The Company confirms to the Staff that it will amend its Schedule TO to include definitive terms and conditions of its financing arrangements when such agreements are executed. In addition, the Company has not received any funds from AEA to date.

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United States Securities and Exchange Commission
Page 5

     6. SEE OUR LAST COMMENT ABOVE. BE ADVISED THAT IT IS OUR POSITION THAT A MATERIAL CHANGE IN THE OFFER OCCURS WHEN THE OFFER BECOMES FINANCED, E.G., FINANCING IS OBTAINED OR THE FINANCING CONDITION IS OTHERWISE SATISFIED, AND THAT, ACCORDINGLY, FIVE DAYS MUST REMAIN IN THE OFFER OR THE OFFER MUST BE EXTENDED UPON THE SATISFACTION OF THE FINANCING CONDITION. IN ADDITION, THIS INFORMATION MUST BE DISSEMINATED TO SHAREHOLDERS. PLEASE ADVISE OF YOUR INTENT IN THIS REGARD.

The Company confirms that it intends to keep the offer open for at least five business days after satisfaction of the financing condition and will disseminate the waiver of this condition to its shareholders.

     7. PLEASE REVISE TO DISCLOSE ANY ALTERNATIVE FINANCING ARRANGEMENTS OR ALTERNATIVE FINANCING PLANS IN THE EVENT THAT YOU DO NOT ENTER INTO AN AGREEMENT WITH AEAMF. IF YOU HAVE NO CONTINGENCY PLANS, PLEASE DISCLOSE. SEE ITEM 1007(b) OF REGULATION M-A.

The Company does not currently have any alternate financing arrangements or plans in place and will revise its disclosure to address this fact in response to the Staff's comment.

10. CERTAIN INFORMATION CONCERNING TB WOOD'S
--------------------------------------------

     8. WE NOTE THAT YOU ARE INCORPORATING BY REFERENCE YOUR QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005. PLEASE REVISE TO UPDATE THE FILINGS THAT YOU ARE INCORPORATING BY REFERENCE TO INCLUDE YOUR AMENDED FORM 10-Q FOR THE PERIOD ENDED JULY 1, 2005.

The Company will update its disclosure in Section 10 of the Offer to Purchase to include reference to the amended Form 10-Q filed with the Commission on September 28, 2005.


If you have any questions, please feel free to contact David Schulman at +44(0)20.7583.7437 or the undersigned at 215.994.2992. Thank you for your cooperation and attention to this matter.




Very truly yours,

/s/  Scott K. Baker

Scott K. Baker


cc:  William T. Fejes
     Joseph C. Horvath



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                         WRITTEN STATEMENT OF THE ISSUER


In connection with the response of our counsel, Dechert LLP, TB Wood's hereby acknowledges:

         1. TB Wood's is responsible for the adequacy and accuracy of the disclosure in the filings;

         2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         3. TB Wood's may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities last of the United States.

                              TB WOOD'S CORPORATION


                              By: /s/  William T. Fejes
                                  ---------------------------------------
                              Name:  William T. Fejes
                              Title: President and Chief Executive Officer